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                                   EX. (A)(4)


PRESS RELEASE                                  FOR FURTHER     DAVID M. GADDIS
IMMEDIATE RELEASE                              INFORMATION:    PRESIDENT & CEO
JULY 10, 2001                                                       FVNB CORP.
                                                                  361-572-6500

                    FVNB CORP. ANNOUNCES ANNUAL MEETING DATE

VICTORIA, TEXAS--The Board of Directors of FVNB Corp. (Nasdaq:FVNB) announced today that the Annual Meeting of Shareholders of the company is scheduled for 2:00 p.m., local time, on Monday, August 6, 2001, at the offices of the First Victoria National Bank at 101 S. Main Street, De Leon Plaza, Victoria, Texas.

Included as an agenda item for shareholder approval at the Annual Meeting is a proposal for a "going private" transaction. Details of the proposal may be found in FVNB's definitive Proxy Statement filed yesterday with the Securities and Exchange Commission. A copy of the Proxy Statement was mailed yesterday to each shareholder of record of the company as of June 7, 2001.

FVNB Corp. is a financial holding company whose principal operating subsidiaries are First Victoria National Bank, with locations in Victoria, Port Lavaca, Taft, Edna, and Ganado, Texas; Citizens Bank of Texas N.A., with locations in New Waverly, Huntsville, and The Woodlands, Texas; and Citizens Insurance Agency of Texas, Inc. As of March 31, 2001, total consolidated assets of the Company were approximately $750 million and consolidated equity capital was approximately $70 million. [Subsidiary Banks, Members FDIC.]